

Mail Stop 3233

June 1, 2017

<u>Via E-mail</u>
Stephen W. Theriot
Chief Financial Officer
JBG SMITH Properties
2345 Crystal Drive, Suite 1100
Arlington, VA 22202

> **Re: JBG SMITH Properties**
> **Amendment No. 2 to Form 10-12B**
> **Filed May 15, 2017**
> **File No. 001-37994**

Dear Mr. Theriot:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Combined Financial Statements, page 95

1.   We note your response to prior comment 13 of our letter dated May 5, 2017. Please revise your filing to disclose the historical results of JBG Operating Partners separately from the related pro forma adjustments.

Liquidity and Capital Resources, page 118

2.   We note your response to prior comment 9 and your revised disclosure in the Description of Material Indebtedness section; however there is no discussion of the credit facility in Liquidity and Capital Resources. Please provide material terms including amounts available, related interest rates, maturity dates, collateral requirements (if any), and any other material terms of the credit facility in this section.

Summary NOI Table, page 171

3.	We note your response to prior comment 11. To the extent you wish to continue to disclose annualized NOI, please revise your filing to include the required disclosures outlined in item 10(b) of Regulation S-K pertaining to projections and forecasts. Your revised disclosure should also be presented in accordance with the AICPA's Guide, Prospective Financial Information. We may have further comment.

Combined Statement of Revenues and Expenses from Real Estate Operations, Page F-33

4.	Please provide financial statements pursuant to Rule 3-05 of Regulation S-X for JBG Operating Partners.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel at (202)551-3395 or Shannon Sobotka at (202)551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: William G. Farrar, Esq. (*via e-mail*)